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                                                                 Exhibit (a)(6)

                     MFS GOVERNMENT MARKETS INCOME TRUST

                          OFFER TO PURCHASE FOR CASH
                    BY MFS GOVERNMENT MARKETS INCOME TRUST
                           UP TO 19,249,709 SHARES
                 OF ITS COMMON SHARES OF BENEFICIAL INTEREST
             AT A PURCHASE PRICE EQUAL TO 99% OF NET ASSET VALUE
                    AS OF THE EXPIRATION DATE OF THE OFFER

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          THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT NEW
      YORK CITY TIME, ON NOVEMBER 14, 2007, UNLESS THE OFFER IS EXTENDED.
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                                                              October 17, 2007

Dear Shareholder:

         Enclosed for your consideration are the offer to purchase, dated October 17, 2007, and the related letter of transmittal in connection with the offer by MFS Government Markets Income Trust, a Massachusetts business trust (the "fund"), to purchase for cash up to 19,249,709 shares of its common shares of beneficial interest, without par value, at a price per share equal to 99% of net asset value as of the expiration date of the offer, net to the seller in cash, without interest.

         The fund's offer is being made upon the terms and subject to the conditions set forth in its offer to purchase, dated October 17, 2007, and in the related letter of transmittal which, together with the offer to purchase, as they may be amended and supplemented from time to time, constitute the offer.

         The board of trustees of the fund has approved the offer. However, none of the fund, its board of trustees or Massachusetts Financial Services Company, the fund's investment adviser, makes any recommendation as to whether to tender or not to tender shares in the offer. You are urged to evaluate carefully all information in the offer to purchase and letter of transmittal, consult your own investment and tax advisors and make your own decisions whether to tender shares. If, after considering the offer, you wish to tender your shares pursuant to the offer, if you are the record owner of shares, you should follow the instructions contained in the offer to purchase and letter of transmittal, and, if the shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that firm to effect the tender for you.

WE CALL YOUR ATTENTION TO THE FOLLOWING:

         1. You may tender shares at a price per share equal to 99% of net asset value as of the expiration date of the offer, as indicated in the offer to purchase and letter of transmittal, net to you in cash, without interest.

         2. The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to various other conditions described in the offer to purchase.

         3. The offer and withdrawal rights will expire at midnight New York City time, on November 14, 2007, unless the fund extends the offer.

         4. The offer is for up to 19,249,709 shares. These shares constitute approximately 37.5% of the number of currently outstanding shares.

         5. Tendering shareholders who are registered shareholders or who tender their shares directly to Computershare Trust Company, N.A., as the depositary, will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the offer to purchase and the letter of transmittal, stock transfer taxes on the fund's purchase of shares under the offer.

         6. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in the offer to purchase and in the letter of transmittal, and if given or made, such information or representations may not be relied upon as having been authorized by the fund, its trustees, its officers or its investment adviser. The fund has been advised that no trustee or officer of the fund intends to tender any shares pursuant to the offer.

         7. A broker, dealer, commercial bank, trust company or other nominee may charge a fee for processing transactions on behalf of a shareholder. Tendering shareholders are not obligated to pay brokerage commissions or, subject to instruction 6 of the letter of transmittal, transfer taxes on the purchase of shares by the fund pursuant to the offer.

         8. If a shareholder tenders all shares owned as of the date of commencement of the tender offer, it will be assumed, unless otherwise indicated, that the shareholder also intends to tender any additional shares acquired through the Dividend Reinvestment and Cash Purchase Plan between the time of commencement and the expiration of the tender offer.

         The offer is being made solely under the offer to purchase and the related letter of transmittal and is being made to all record holders of shares. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of that jurisdiction.

         Should you have any other questions concerning the enclosed material, please contact your broker, dealer, commercial bank, trust company or other nominee, or call the information agent at the number indicated in the offer to purchase.

                                        Very truly yours,

                                        MFS Government Markets Income Trust